Jefferies LLC 520 Madison Avenue New York, NY 10022	Leerink Partners, LLC 299 Park Avenue, 21st Floor New York, NY 10171

June 18, 2018

Re:	Xeris Pharmaceuticals, Inc. Registration Statement on Form S-1 Registration File No. 333-225191

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 371 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 were distributed during the period June 11, 2018 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Xeris Pharmaceuticals, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern time on June 20, 2018, or as soon thereafter as practicable.

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Very truly yours,

By:	JEFFERIES LLC

By:	/s/ Charlie Glazer
Name: Charlie Glazer
Title: US Head of Equity Syndicate

By:	LEERINK PARTNERS, LLC

By:	/s/ Byron T. Webster
Name: Byron T. Webster
Title: Managing Director

[Signature page to Acceleration Request Letter]